FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2007

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s SENS Announcement, dated May 14, 2007, announcing the appointment of a new Chief Executive Officer, Roeloff Jacobus (Ralph) Boëttger, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

SENS Announcement

Johannesburg, 14 May 2007

Sappi appoints new Chief Executive Officer

Sappi Limited announced today that Roeloff Jacobus (Ralph) Boëttger (45), currently an executive director of Imperial Holdings Limited, will join Sappi on the 1st of July this year as chief executive officer.

Ralph Boëttger is a chartered accountant by training with a wide general management experience. At the age of 34 he was appointed chief executive officer of Safair and the next year appointed to the executive committee of SAFREN Limited. Since 1998 he has been with Imperial Holdings when Imperial acquired Safair and since 2002 he has been an executive director of Imperial Holdings with responsibility for their local and international logistics operations, the aviation division and the heavy commercial vehicle distribution operations. His field of responsibility encompassed businesses operating in Southern Africa, numerous European countries, the Middle East and Asia. He is well versed in managing an operation with diverse cultures.  Ralph Boëttger is a South African citizen and lives in Johannesburg.

Sappi said today that Ralph Boëttger will join the company on the 1st of July and after a short familiarization period he will assume executive responsibility of the Sappi group.  At that time Sappi chairman Eugene van As, who has been acting as chief executive for the past 13 months, will revert to a non-executive role.

Sappi also announced today that Eugene van As would retire from the board of Sappi Limited at the annual general meeting in March 2008.  The process of electing a new chairman will start soon.

In an interview today Ralph Boëttger said that he was very excited about joining Sappi Limited, "I was attracted by the group's global footprint, its strong history of success and the tremendous upside potential that the business has to grow stakeholder wealth as well as opportunities for the people in the group. I look forward to working with the Sappi team".

Sappi chairman Eugene van As said today “The board was delighted that Ralph Boëttger has agreed to join Sappi. He is an energetic, hands-on executive with a passion for business and an impeccable track record.  I know he will get unqualified support from the Sappi team and will get the best out of all of them".

End

Note to the Editors:

Biographical information
Roeloff Jacobus (Ralph) Boëttger

Born on 18 May 1961, Roeloff Jacobus (Ralph) Boëttger, a South African citizen, was educated at Potchefstroom University (now the University of the North West), where he completed B.Acc and B.Acc (Hons) degrees before qualifying as a Chartered Accountant in 1989.

He joined Safair in 1991 as Financial Manager before being appointed CEO of Safair in 1996. He was appointed to the Executive Committees of Safmarine Limited (1996) and SAFREN Limited (1997). He continued as CEO of Safair after the company was acquired by the Imperial Group in 1998.

In 2001 he was appointed to the executive committee of Imperial Holdings with executive responsibilities for the local and international logistics operations, the aviation division and the heavy commercial vehicle distribution operations. He was appointed to the Board of Imperial Holdings in 2002.

He is married to Ronel, and they have a young son.

His interests include flying and game watching.

CAREER SUMMARY

1986 - 1989	KPMG – Aiken & Peat – Articled Clerk.

1989 - 1991	Financial Manager of Jacksons Metals (Macsteel Group)

1991 - 1994	Financial Manager of Safair

1994 - 1996	General Manager Aircraft Charters and Leasing of Safair

1996-1998	CEO of Safair

1996	Appointed to Executive Committee of Safmarine Limited

1997	Appointed to Executive Committee of SAFREN Limited

1998-present	Imperial Holdings

1998-2001	CEO of Safair

2001-present	Appointed to executive committee of Imperial Holdings as Executive Director responsible for:
Aviation division
Logistics division
Tyco Trucks
Lectrolite
Imperial Commercials - UK

2002	Appointed to the Board of Imperial Holdings

For more information on Sappi visit www.sappi.com

More about Sappi

Sappi is the world's leading producer of coated fine paper, and whilst this business represents approximately two-thirds of Sappi's total sales, the company also has significant businesses in pulp, coated speciality paper, packaging grades and uncoated fine paper. Sappi Forest Products, the forests, pulp, packaging and newsprint business based in South Africa, is also the world's largest producer of chemical cellulose (dissolving pulp).  Sappi is a global company with over 15,000 employees and production facilities on four continents, in nine countries and customers in over 100 countries.

The group is headquartered in Johannesburg, South Africa. Sappi is listed on JSE Limited (SAP), the New York Stock Exchange (SPP) and the London Stock Exchange (SAZ).

ENDS
Issued by:

Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0)11 268 5750
Fax + 27 (0)11 268 5747

For further information

André Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel +27 11 407 8044
Fax +27 11 403 8236
Andre.Oberholzer@sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 15, 2007

SAPPI LIMITED,

By:	/s/ D.J. O’Connor
Name: D.J. O’Connor
Title: Group Secretary